Exhibit 12.1
Ratio of Earnings to Fixed Charges
(In thousands, except Ratio of Earnings to Fixed Charges)

Three Months
Ended March
31, 2018
Earnings (Loss)
Loss before provision for income taxes and minority interest	$ (28,165)
Fixed charges	19,300
Minority interest in pre-tax income of subsidiaries with no fixed charges	-
Loss as adjusted	$ (8,865)

Fixed Charges
Interest expense	$ 19,271
Portion of rental expense representative of the interest factor	29
Total fixed charges	$ 19,300

Ratio of earnings to fixed charges (a)	-

(a) For the three months ended March 31, 2018 earnings were not sufficient to cover fixed charges by approximately $28.2 million.